Exhibit 99.17

Volaris Reports October 2014 Traffic Results, Load Factor Improvement

while Maintaining Capacity Discipline in Domestic Market and Growth in

International Market

Mexico City, Mexico November 4, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for October 2014.

During the month of October 2014, Volaris continued to demonstrate capacity discipline in the domestic market and growth in the international market. This resulted in load factor reaching 82.0%, an increase of 5.1 percentage points compared to the same period of 2013. Year-to-date load factor was 82.0%. Total capacity as measured in Available Seat Miles (ASMs) for the month of October decreased by 1.2%, and total passengers reached 777 thousand, an increase of 8.3%. Year-to-date booked passengers reached 7.9 million, an increase of 8.6%. Volaris’ total demand measured in Revenue Passenger Miles (RPMs) increased 5.4% year over year, reaching 739 million.

In the month, domestic ASMs decreased by 2.4% year over year. Domestic booked passengers reached 652 thousand, representing an increase of 7.3% compared to the same period in 2013. Domestic load factor was 82.0%, an increase of 4.5 percentage points. Volaris’ domestic RPMs increased 3.3% year over year, reaching 557 million.

In the month, international ASMs increased by 2.5% year over year. International booked passengers reached 125 thousand, an increase of 13.8% compared to the same period in 2013. International load factor was 81.9%, an increase of 7.0 percentage points. International RPMs increased 12.1% year over year, reaching 182 million.

The following table summarizes Volaris’ traffic results for the month.

	Oct. 2014	Oct. 2013	Variance		Ten Months Ended Oct. 2014	Ten Months Ended Oct. 2013	Variance
RPMs (Millions)
Domestic	557	539	3.3%		5,861	5,580	5.0%
International	182	162	12.1%		2,089	1,796	16.3%

Total	739	701	5.4%		7,950	7,376	7.8%
ASMs (Millions)
Domestic	680	696	(2.4%)		7,237	6,760	7.1%
International	222	217	2.5%		2,461	2,107	16.8%

Total	902	913	(1.2%)		9,698	8,867	9.4%
Load Factor
Domestic	82.0%	77.4%	4.5	pp	81.0%	82.5%	(1.6	) pp
International	81.9%	74.9%	7.0	pp	84.9%	85.2%	(0.4	) pp

Total	82.0%	76.8%	5.1	pp	82.0%	83.2%	(1.2	) pp
Passengers (Thousands)
Domestic	652	608	7.3%		6,539	6,130	6.7%
International	125	110	13.8%		1,430	1,208	18.4%

Total	777	718	8.3%		7,969	7,338	8.6%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 132 and its fleet from four to 50 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 36 cities in Mexico and 17 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com